SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 3


                            BackWeb Technologies Ltd.
                       ----------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
                       ----------------------------------
                         (Title of Class of Securities)


                                    M15633106
                       ----------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 13, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                         |X|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      44,406
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,406
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,406
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         BD-PN-IA
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    29,478
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      44,406
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      29,478
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,406
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         73,884
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         HC-CO
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         GS Capital Partners II, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         GS Advisors, L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         GS Capital Partners II Offshore, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         GS Advisors II, L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability).
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Goldman, Sachs & Co. oHG
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Stone Street Fund 1996, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Bridge Street Fund 1996, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP No. M15633106
-----------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Stone Street 1996, L.L.C.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                    0
BY EACH REPORTING               ------------------------------------------------
PERSON WITH                     8     SHARED VOTING POWER

                                      0
                                ------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                      0
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                       RELATING TO THE ORDINARY SHARES OF
                            BACKWEB TECHNOLOGIES LTD.

            GS Capital Partners II, L.P. ("GS Capital II"), GS Capital Partners II Offshore, L.P. ("GS Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GS Germany"), Stone Street Fund 1996, L.P. ("1996 Stone") and Bridge Street Fund 1996, L.P. ("1996 Bridge" and together with GS Capital II, GS Offshore, GS Germany and 1996 Stone, the "Limited Partnerships"), Stone Street 1996, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors II, GS oHG, Stone GP and the Limited Partnerships, the "Filing Persons")1 hereby amend and supplement the statement on Schedule 13D filed with respect to the Ordinary Shares, no par value (the "Ordinary Shares"), of BackWeb Technologies Ltd., an Israeli corporation (the "Company"), as amended by Amendment No. 1 thereto filed July 12, 1999 and Amended No. 2 thereto filed March 9, 2000 (as amended, the "Schedule 13D").

            Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Ordinary Shares held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaims beneficial ownership of Ordinary Shares held in Managed Accounts. Goldman Sachs and GS Group may also be deemed, for purposes of this Statement, to beneficially own from time to time Ordinary Shares acquired in ordinary course trading activities by Goldman Sachs.

            Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 2.   Identity and Background.
          -----------------------

         Item 2 of the Schedule 13D is hereby amended by amending and restating Schedules I, II-A-i, II-A-ii, II-B-i and II-C thereto to read in their entirety as set forth in Schedules I, II-A-i, II-A-ii, II-B-i and II-C attached to this Amendment No. 3, respectively.

         Item 2 of the Schedule 13D is hereby further amended by adding thereto the disclosure set forth in Schedule IV attached to this Amendment No. 3.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         Schedule III attached to this Amendment No. 3 reflects the transactions in Ordinary Shares that have been effected during the period from March 14, 2003 through May 13, 2003, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions reflected in Schedule III were transacted in The Nasdaq National Market or on the Pacific Exchange. The funds used for the purchase of Ordinary Shares in the ordinary course of business of Goldman Sachs came from working capital of Goldman Sachs. The funds used for the purchase of Ordinary Shares for Managed Accounts came from client funds.


Item 4.  Purpose of the Transaction.
         --------------------------

         Item 4 of the Schedule 13D is amended by adding the following at the end thereof:

         On May 13, 2003, the Limited Partnerships entered into a Purchase Agreement, dated as of May 13, 2003 (the "Purchase Agreement") (a copy of which is attached hereto as Exhibit 99.13 and incorporated in its entirety by reference herein), with Special Situations Technology Fund, L.P. (the "Purchaser"), pursuant to which the Limited Partnerships sold to the Purchaser, and the Purchaser purchased from the Limited Partnerships, as of May 13, 2003, all of the Ordinary Shares owned by the Limited Partnerships in a privately negotiated transaction at a purchase price per share of $0.20.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

            Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

            (a) As of May 13, 2003, Goldman Sachs may be deemed to beneficially own an aggregate of 44,406 Ordinary Shares, including (i) 43,128 Ordinary Shares held in Managed Accounts and (ii) 1,278 Ordinary Shares acquired in ordinary course trading activities, representing in the aggregate approximately 0.1% of the Ordinary Shares reported to be outstanding as of March 3, 2003 by the Company. Goldman Sachs disclaims beneficial ownership of the Ordinary Shares held in Managed Accounts.

            As of May 13, 2003, GS Group may be deemed to beneficially own an aggregate of 73,884 Ordinary Shares, including (i) 44,406 Ordinary Shares beneficially owned by Goldman Sachs as described above and (ii) 29,478 Ordinary Shares issuable upon exercise of vested stock options held by Joseph Gleberman, a Managing Director of Goldman Sachs, for the benefit of GS Group, representing in the aggregate approximately 0.2% of the Ordinary Shares reported to be outstanding as of March 3, 2003 by the Company. GS Group disclaims beneficial ownership of the Ordinary Shares held in Managed Accounts.

           In accordance with the Securities and Exchange Commission (the
"SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GSG. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

           None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, beneficially owns any Ordinary Shares other than as set forth herein.

           (b) Each Filing Person shares the power to dispose or to direct the disposition of Ordinary Shares beneficially owned by such Filing Person as indicated in pages two through twelve above.

           (c) In addition to the transactions reported pursuant to Item 4 above, Schedule III attached to this Amendment No. 3 reflects the transactions in Ordinary Shares that have been effected during the period from March 14, 2003 through May 13, 2003, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions reflected in Schedule III were transacted in The Nasdaq National Market or on the Pacific Exchange.

           Except as set forth in Item 4 above or in Schedule III, no transactions in the Ordinary Shares were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from March 14, 2003 through May 13, 2003.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by any Filing Person.

          (e) The Filing Persons ceased to be beneficial owners of more than five percent of the outstanding Ordinary Shares as of May 13, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
          --------------------------------------------

          Item 6 of the Schedule 13D is amended by adding the following at the end thereof:

          On May 13, 2003, the Limited Partnerships entered into the Purchase Agreement with the Purchaser, pursuant to which the Limited Partnerships sold to the Purchaser, and the Purchaser purchased from the Limited Partnerships, as of May 13, 2003, all of the Ordinary Shares owned by the Limited Partnerships in a privately negotiated transaction at a purchase price per share of $0.20.

          The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as
Exhibit 99.13 hereto and is incorporated herein by reference.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is amended by adding the following at the end thereof:

Exhibit No.       Exhibit
-----------       -------

99.13 Purchase Agreement, dated as of May 13, 2003, among Special Situations Technology Fund, L.P., GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Bridge Street Fund 1996, L.P. and Stone Street Fund 1996, L.P.

99.14 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.

99.15 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.

99.16 Power of Attorney, dated as of November 5, 2000, relating to GS Capital Partners II (Germany) Civil Law Partnership.

99.17 Power of Attorney, dated as of March 21, 2003, relating to Goldman, Sachs & Co. oHG.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 15, 2003

                              GOLDMAN, SACHS & CO.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              THE GOLDMAN SACHS GROUP, INC.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              GS CAPITAL PARTNERS II, L.P.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              GS ADVISORS, L.L.C.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              GS CAPITAL PARTNERS II OFFSHORE, L.P.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              GS ADVISORS II, L.L.C.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              STONE STREET 1996, L.L.C.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              STONE STREET FUND 1996, L.P.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              BRIDGE STREET FUND 1996, L.P.

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              GOLDMAN, SACHS & CO. OHG

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                              GS CAPITAL PARTNERS II (GERMANY) CIVIL
                              LAW PARTNERSHIP

                              By:  /s/ Roger S. Begelman
                                   ----------------------------------
                                   Name:   Roger S. Begelman
                                   Title:  Attorney-in-fact

                                   Schedule I

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

         Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                          Present Principal Occupation
--------------------------------------------------------------------------------
Henry M. Paulson, Jr.         Chairman and Chief Executive Officer of The
                              Goldman Sachs Group, Inc.

John A. Thain                 President and Co-Chief Operating Officer of The
                              Goldman Sachs Group, Inc.

Lloyd C. Blankfein            Vice Chairman of The Goldman Sachs Group, Inc.

Lord Browne of Madingley      Group Chief Executive of BP plc

John H. Bryan                 Retired Chairman and Chief Executive Officer of
                              Sara Lee Corporation

William W. George             Retired Chairman and Chief Executive Officer of
                              Medtronic, Inc.

James A. Johnson              Vice Chairman of Perseus, L.L.C.

Ruth J. Simmons               President of Brown University

                                 Schedule II-A-i

         The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P. and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

         The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


Name                                Position                         Present Principal Occupation
----------------------------------------------------------------------------------------------------
Richard A. Friedman                 President                        Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                 Vice President                   Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                  Vice President                   Managing Director of Goldman, Sachs & Co.

Henry Cornell                       Vice President                   Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                    Vice President                   Managing Director of Goldman Sachs
                                                                     International

Esta E. Stecher                     Assistant Secretary              Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                    Vice President                   Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                    Vice President                   Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz                 Vice President                   Managing Director of Goldman Sachs
                                                                     International

Steven M. Bunson                    Assistant Secretary              Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli             Treasurer                        Managing Director of Goldman, Sachs & Co.

David J. Greenwald                  Assistant Secretary              Managing Director of Goldman, Sachs & Co.

David M. Weil                       Assistant Treasurer              Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic                     Vice President                   Managing Director of Goldman Sachs
                                                                     International

Russell E. Makowsky                 Assistant Secretary              Managing Director of Goldman, Sachs & Co.

Sarah G. Smith                      Assistant Treasurer              Managing Director of Goldman, Sachs & Co.

Randall A. Blumenthal               Vice President                   Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale                 Vice President                   Managing Director of Goldman, Sachs & Co.

Douglas F. Londal                   Vice President                   Managing Director of Goldman, Sachs & Co.

Stephen S. Trevor                   Vice President                   Managing Director of Goldman Sachs
                                                                     International

Abraham Bleiberg                    Vice President                   Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato                  Vice President                   Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla                 Vice President                   Managing Director of Goldman, Sachs & Co.

Atul Kapur                          Vice President                   Managing Director of Goldman Sachs
                                                                     International

Robert G. Doumar, Jr.               Vice President                   Managing Director of Goldman Sachs
                                                                     International

Ben I. Adler                        Vice President                   Managing Director of Goldman, Sachs & Co.

Melina E. Higgins                   Vice President                   Managing Director of Goldman, Sachs & Co.

Elizabeth C. Marcellino             Vice President                   Managing Director of Goldman, Sachs & Co.

Adrian M. Jones                     Vice President                   Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist                Vice President/Secretary         Managing Director of Goldman, Sachs & Co.

John E. Bowman                      Vice President                   Vice President of Goldman, Sachs & Co.

James B. McHugh                     Assistant Secretary              Vice President of Goldman, Sachs & Co.

Beverly L. O'Toole                  Assistant Secretary              Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss                   Vice President                   Vice President of Goldman, Sachs & Co.

Mary Nee                            Vice President                   Executive Director of Goldman Sachs
                                                                     (Asia) L.L.C.

Ulrika Werdelin                     Vice President                   Executive Director of Goldman Sachs
                                                                     International

                                Schedule II-A-ii

         The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C. and GS Advisors II, L.L.C., are set forth below.

         The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

         All members listed below are United States citizens, except as follows:
Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

Name                                  Present Principal Occupation
--------------------------------------------------------------------------------

Peter M. Sacerdote                    Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman                   Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                   Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                    Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                         Managing Director of Goldman, Sachs & Co.

Henry Cornell                         Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                     Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                      Managing Director of Goldman Sachs
                                      International

Sanjeev K. Mehra                      Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                      Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                     Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                        Senior Director of The Goldman Sachs
                                      Group, Inc.

Antoine L. Schwartz                   Managing Director of Goldman Sachs
                                      International

                                 Schedule II-B-i

         The name, position and present principal occupation of each executive officer of Stone Street 1996, L.L.C., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street Fund 1996, L.P., are set forth below.

         The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

         All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


Name                                Position                           Present Principal Occupation
-----------------------------------------------------------------------------------------------------------
Peter M. Sacerdote                  Chairman/President                 Advisory Director of Goldman, Sachs &
                                                                       Co.

Peter G. Sachs                      Vice President                     Senior Director of The Goldman Sachs
                                                                       Group, Inc.

Richard A. Friedman                 Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Joseph H. Gleberman                 Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co

Terence M. O'Toole                  Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Henry Cornell                       Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Richard S. Sharp                    Vice President                     Managing Director of Goldman Sachs
                                                                       International

Esta E. Stecher                     Vice President/
                                    Assistant Secretary                Managing Director of Goldman, Sachs &
                                                                       Co.

Sanjeev K. Mehra                    Vice President/Treasurer           Managing Director of Goldman, Sachs &
                                                                       Co.

Muneer A. Satter                    Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Antoine L. Schwartz                 Vice President                     Managing Director of Goldman, Sachs
                                                                       International

Steven M. Bunson                    Assistant Secretary                Managing Director of Goldman, Sachs &
                                                                       Co.

Elizabeth C. Fascitelli             Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

David M. Weil                       Assistant Treasurer                Managing Director of Goldman, Sachs &
                                                                       Co.

David J. Greenwald                  Vice President/
                                    Assistant Secretary                Managing Director of Goldman,
                                    Sachs & Co.

Hughes B. Lepic                     Vice President                     Managing Director of Goldman, Sachs
                                                                       International

Russell E. Makowsky                 Assistant Secretary                Managing Director of Goldman, Sachs &
                                                                       Co.

Sarah G. Smith                      Assistant Treasurer                Managing Director of Goldman, Sachs &
                                                                       Co.

Randall A. Blumenthal               Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Douglas F. Londal                   Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Stephen S. Trevor                   Vice President                     Managing Director of Goldman, Sachs
                                                                       International

Abraham Bleiberg                    Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Joseph P. DiSabato                  Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Robert R. Gheewalla                 Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Atul Kapur                          Vice President                     Managing Director of Goldman, Sachs
                                                                       International

Robert G. Doumar, Jr.               Vice President                     Managing Director of Goldman, Sachs
                                                                       International

Ben I. Adler                        Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Melina E. Higgins                   Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Elizabeth C. Marcellino             Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

John E. Bowman                      Vice President                     Vice President of Goldman, Sachs & Co.

Raymond G. Matera                   Vice President                     Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                Vice President/Secretary           Managing Director of Goldman, Sachs &
                                                                       Co.

James B. McHugh                     Assistant Secretary                Vice President of Goldman, Sachs & Co.

Beverly L. O'Toole                  Assistant Secretary                Vice President of Goldman, Sachs & Co.

Mitchell S. Weiss                   Vice President                     Vice President of Goldman, Sachs & Co.

Mary Nee                            Vice President                     Executive Director of Goldman, Sachs
                                                                       (Asia) L.L.C.

Richard J. Stingi                   Vice President                     Vice President of Goldman, Sachs & Co.

Ulrika Werdelin                     Vice President                     Executive Director of Goldman, Sachs
                                                                       International

Gerald J. Cardinale                 Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

Adrian M. Jones                     Vice President                     Managing Director of Goldman, Sachs &
                                                                       Co.

                                  Schedule II-C

         The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

         The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

         The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.


Name                                Position                           Present Principal Occupation
----------------------------------------------------------------------------------------------------
Andreas Koernlein                   Managing Director                  Managing Director of Goldman, Sachs &
                                                                       Co. oHG

Wayne L. Moore                      Managing Director                  Managing Director of Goldman, Sachs &
                                                                       Co. oHG

Alexander C. Dibelius               Managing Director                  Managing Director of Goldman, Sachs &
                                                                       Co. oHG

Carsten Kengeter                    Managing Director                  Managing Director of Goldman, Sachs &
                                                                       Co. oHG

                                  Schedule III

    Purchases     Sales       Price     Trade Date   Settlement Date
    ---------     -----       -----     ----------   ---------------
                      100        0.22   3/14/2003          3/19/2003
                      300        0.22   3/14/2003          3/19/2003
                      400        0.22   3/14/2003          3/19/2003
         1000                     0.2   3/17/2003          3/20/2003
         1000                     0.2   3/17/2003          3/20/2003
                     1000         0.2   3/17/2003          3/20/2003
                      300        0.23   3/19/2003          3/24/2003
                      500        0.23   3/19/2003          3/24/2003
                       94        0.23   3/19/2003          3/24/2003
          200                    0.21   3/21/2003          3/26/2003
          100                    0.21   3/21/2003          3/26/2003
          200                    0.23   3/27/2003           4/1/2003
          500                    0.24   3/27/2003           4/1/2003
          400                    0.24   3/31/2003           4/3/2003
          200                    0.24   3/31/2003           4/3/2003
                     5000        0.24   3/31/2003           4/3/2003
          200                   0.233    4/1/2003           4/4/2003
          100                   0.233    4/3/2003           4/8/2003
         1000                    0.25    4/3/2003           4/8/2003
         2000                    0.26    4/3/2003           4/8/2003
          200                    0.28    4/4/2003           4/9/2003
                     1500        0.28    4/4/2003           4/9/2003
         1500                    0.28    4/4/2003           4/9/2003
                      100        0.26    4/4/2003           4/9/2003
                      100        0.28    4/4/2003           4/9/2003
          100                    0.28    4/4/2003           4/9/2003
          100                    0.28    4/4/2003           4/9/2003
                     2200        0.24    4/4/2003           4/9/2003
         2200                    0.24    4/4/2003           4/9/2003
                      300        0.24    4/4/2003           4/9/2003
          300                    0.24    4/4/2003           4/9/2003
                      100        0.28    4/4/2003           4/9/2003
                      200        0.28    4/4/2003           4/9/2003
          200                    0.26    4/8/2003          4/11/2003
           50                    0.26    4/8/2003          4/11/2003
          700                    0.31   4/14/2003          4/17/2003
                      700        0.31   4/14/2003          4/17/2003
          500                    0.28   4/15/2003          4/21/2003
          200                    0.28   4/15/2003          4/21/2003
                      200        0.28   4/15/2003          4/21/2003
         1000                    0.29   4/16/2003          4/22/2003
          500                    0.27   4/17/2003          4/23/2003
                     2200        0.27   4/17/2003          4/23/2003

         1700                    0.27   4/17/2003          4/23/2003
                     1700        0.27   4/17/2003          4/23/2003
                     1700        0.27   4/17/2003          4/23/2003
          500                    0.28   4/17/2003          4/23/2003
                      500        0.28   4/17/2003          4/23/2003
         1700                    0.27   4/17/2003          4/23/2003
                      100        0.33   4/23/2003          4/28/2003
         1000                    0.33   4/23/2003          4/28/2003
          975                    0.33   4/23/2003          4/28/2003
                      975        0.33   4/23/2003          4/28/2003
         1325                    0.33   4/23/2003          4/28/2003
                     1325        0.33   4/23/2003          4/28/2003
         1700                    0.32   4/23/2003          4/28/2003
                     1700        0.32   4/23/2003          4/28/2003
                      100        0.38   4/24/2003          4/29/2003
          100                    0.38   4/24/2003          4/29/2003
                      300        0.38   4/24/2003          4/29/2003
                      100        0.38   4/24/2003          4/29/2003
                     4000        0.36   4/24/2003          4/29/2003
         4000                    0.36   4/24/2003          4/29/2003
                      200        0.37   4/24/2003          4/29/2003
          200                    0.37   4/24/2003          4/29/2003
                     1500        0.38   4/24/2003          4/29/2003
         1500                    0.38   4/24/2003          4/29/2003
                      900        0.38   4/24/2003          4/29/2003
          900                    0.38   4/24/2003          4/29/2003
                      200        0.37   4/24/2003          4/29/2003
          300                    0.39   4/25/2003          4/30/2003
         5000                    0.39   4/25/2003          4/30/2003
                     5000        0.39   4/25/2003          4/30/2003
         1900                    0.39   4/25/2003          4/30/2003
                     1900        0.39   4/25/2003          4/30/2003
          200                    0.38   4/29/2003           5/2/2003
          100                    0.38    5/1/2003           5/6/2003
         4600                    0.38    5/1/2003           5/6/2003
                     4600        0.38    5/1/2003           5/6/2003
         2300                    0.38    5/1/2003           5/6/2003
                     2300        0.38    5/1/2003           5/6/2003
          200                    0.37    5/2/2003           5/7/2003
                      200        0.37    5/2/2003           5/7/2003
          800                    0.37    5/2/2003           5/7/2003
          128                    0.37    5/2/2003           5/7/2003
                      200         0.4    5/5/2003           5/8/2003
                     1000        0.39    5/5/2003           5/8/2003
                      100        0.37    5/5/2003           5/8/2003
                      200        0.37    5/5/2003           5/8/2003
         1000                    0.39   5/12/2003          5/15/2003
          200                    0.38   5/12/2003          5/15/2003

                     1000        0.44   5/13/2003          5/16/2003
                     1350        0.45   5/13/2003          5/16/2003
         1700                    0.45   5/13/2003          5/16/2003
          600                    0.45   5/13/2003          5/16/2003
           50                    0.44   5/13/2003          5/16/2003
                      600        0.45   5/13/2003          5/16/2003
          600                    0.45   5/13/2003          5/16/2003
                      600        0.45   5/13/2003          5/16/2003
          600                    0.45   5/13/2003          5/16/2003
           50                    0.45   5/13/2003          5/16/2003
                      600        0.45   5/13/2003          5/16/2003
          600                    0.45   5/13/2003          5/16/2003
                      600        0.45   5/13/2003          5/16/2003
         1000                    0.44   5/13/2003          5/16/2003
                      100        0.44   5/13/2003          5/16/2003
          100                    0.44   5/13/2003          5/16/2003
                     3150        0.44   5/13/2003          5/16/2003
         3150                    0.44   5/13/2003          5/16/2003
                      800        0.44   5/13/2003          5/16/2003
          800                    0.44   5/13/2003          5/16/2003
                      700        0.43   5/13/2003          5/16/2003
          700                    0.43   5/13/2003          5/16/2003
           50                    0.43   5/13/2003          5/16/2003
                     1000        0.42   5/13/2003          5/16/2003
         1000                    0.42   5/13/2003          5/16/2003
                      500       0.429   5/13/2003          5/16/2003
          500                   0.429   5/13/2003          5/16/2003
                      500        0.43   5/13/2003          5/16/2003
          500                    0.43   5/13/2003          5/16/2003
                     4100        0.43   5/13/2003          5/16/2003
         4100                    0.43   5/13/2003          5/16/2003
                      100        0.43   5/13/2003          5/16/2003
          100                    0.43   5/13/2003          5/16/2003
                      500        0.43   5/13/2003          5/16/2003
          500                    0.43   5/13/2003          5/16/2003
                     3300        0.43   5/13/2003          5/16/2003
         3300                    0.43   5/13/2003          5/16/2003
                      100        0.43   5/13/2003          5/16/2003
                      500        0.43   5/13/2003          5/16/2003
                     2300        0.38    5/1/2003           5/6/2003
         2300                    0.39    5/2/2003           5/7/2003

                                   Schedule IV

         On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

         In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

                                                                   Exhibit 99.13


                               PURCHASE AGREEMENT


         PURCHASE AGREEMENT, dated as of May 13, 2003 (this "Agreement"), among Special Situations Technology Fund, L.P. as purchaser (the "Purchaser"), and GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Bridge Street Fund 1996, L.P., and Stone Street Fund 1996, L.P. as sellers (collectively, the "Sellers").


                                    RECITALS:
                                    ---------

         WHEREAS, each Seller is the sole owner and holder of the number of shares of common stock of Backweb Technologies Ltd. (the "Company") set forth opposite such Seller's name in Schedule A hereto (collectively, the "Securities"); and

         WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the Securities, in each case upon the terms and conditions of this Agreement;

         NOW THEREFORE, the parties hereby agree as follows:


                                   AGREEMENT:
                                   ----------


         Section 1. Purchase and Sale of Securities. (a) Simultaneously with the execution and delivery of this Agreement:

                  (i) Each Seller hereby sells, conveys, transfers and delivers to Purchaser the type and amount of Securities set forth opposite such Seller's name in Schedule A hereto; and

                  (ii) Purchaser hereby purchases from Sellers all such Securities, including all rights to dividends, distributions or interest, if any. Purchaser shall pay a purchase price in respect of such Securities in cash as set forth opposite Seller's name in Schedule A hereto; and

                  (iii) Sellers shall deliver to Purchaser the certificates evidencing the Securities as set forth on Schedule A duly endorsed for transfer to Purchaser's order or accompanied by stock or bond powers or other appropriate instruments of transfer duly executed to Purchaser's order.

         Section 2. Representations and Warranties of Sellers. Sellers, jointly and severally, hereby represent and warrant to Purchaser as follows:

         (a) Title to Securities. Each Seller is the sole legal, beneficial and record owner of the Securities being sold by it hereunder, and has good and marketable title thereto, free and clear of any claim, lien, pledge, option, charge, security interest or encumbrance of any nature whatsoever, including without limitation any agreements restricting the transferability of the Securities (collectively, "Encumbrances"), and will transfer such good and marketable title to Purchaser, free and clear of any Encumbrance.

         (b) Capacity; Execution and Delivery, Etc. Sellers, having full legal capacity to do so, have duly executed and delivered this Agreement and this Agreement constitutes the legal, valid and binding obligation of Sellers, enforceable against them in accordance with its terms. Neither the execution or delivery of this Agreement, nor the fulfillment of or compliance with the terms and provisions of this Agreement, will violate the terms of any other agreement, instrument, judgment, decree, statute or regulation to which any Seller is subject. No consent, approval, permission or other authorization of or by, or designation, declaration, filing, registration or qualification with, any Federal or state court, administrative agency, other governmental authority or any other person or entity is required by any Seller in connection with the execution, delivery or performance of this Agreement or such authorization by such person or entity.

         Section 3. Representations of Purchaser. Purchaser hereby represents and warrants to Sellers as follows:

         (a) Capacity; Execution and Delivery, Etc. Purchaser, having full legal capacity to do so, has duly executed and delivered this Agreement and this Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms. Neither the execution or delivery of this Agreement, nor the fulfillment of or compliance with the terms and provisions of this Agreement, will violate the terms of any agreement, instrument, judgment, decree or statute to which Purchaser is subject. No consent, approval, permission or other authorization of or by, or designation, declaration, filing, registration or qualification with, any Federal or state court, administrative agency, other governmental authority or any other person or entity is required by Purchaser in connection with the execution, delivery or performance of this Agreement or such authorization by such person or entity.

         (b) Investment Intention. Purchaser represents that it is acquiring the Securities for its own account and not with a view to the distribution thereof in violation of applicable federal securities laws. Purchaser, by reason of its knowledge and experience in financial and business matters in general and investments in particular, is capable of evaluating the risks and merits of acquiring the Securities. Purchaser is an "accredited investor" as such term is defined in Rule 501(a) promulgated under the Securities Act of 1933.

         (c) No Withholding. Purchaser will not withhold any amounts required to be paid to Sellers under this Agreement on account of any taxes of any kind whatsoever.

         Section 4. Miscellaneous.

         (a) Expenses. Transfer taxes in connection with the transactions contemplated by this Agreement (if any) shall be borne by Purchaser. Except for such transfer taxes, each party will be liable for its own costs and expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement.

         (b) Governing Law. This Agreement and all matters arising in connection with this Agreement shall be governed by, and construed and enforced in accordance with, the law of the State of New York without reference to its conflict of laws provisions.

         (c) Amendments. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement is sought.

         (d) Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         (e) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

         (f) Further Assurances. Each of the parties hereto agrees, at its own cost and expense, to execute and deliver, or to cause to be executed and delivered, all such instruments (including all necessary endorsements) and to take all such action as the other party may reasonably request in order to (i) effectuate the intent and purposes of, and to carry out the terms of this Agreement, and (ii) further effect the transfer of legal, beneficial and record ownership of the Securities to Purchaser.

         (g) No Other Representations. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 2 OR 3 OF THIS AGREEMENT, NO PARTY IS MAKING ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO ANY OTHER PARTY WITH RESPECT TO THE SECURITIES OR THE COMPANY.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                   SELLERS:
                                   --------

                                   GS CAPITAL PARTNERS II, L.P.
                                   By: GS Advisors, L.L.C., its general partner

                                   By: /s/ John E. Bowman
                                       -----------------------------------------
                                       Name:  John E. Bowman
                                       Title: Vice President


                                   GS CAPITAL PARTNERS II Offshore, L.P.
                                   By: GS Advisors II, L.L.C., its general
                                       partner

                                   By: /s/ John E. Bowman
                                       -----------------------------------------
                                       Name:  John E. Bowman
                                       Title: Vice President


                                   GOLDMAN, SACHS & CO. VERWALTUNGS GmbH

                                   By: /s/ John E. Bowman
                                       -----------------------------------------
                                       Name:  John E. Bowman
                                       Title: Managing Director

                                   BRIDGE STREET FUND 1996, L.P.
                                   By: Bridge Street 1996, L.L.C., its general
                                       partner

                                   By: /s/ John E. Bowman
                                       -----------------------------------------
                                       Name:  John E. Bowman
                                       Title: Vice President

                                   STONE STREET FUND 1996, L.P.
                                   By: Stone Street 1996, L.L.C., its general
                                       partner

                                   By: /s/ John E. Bowman
                                       -----------------------------------------
                                       Name:  John E. Bowman
                                       Title: Vice President


                                   PURCHASER:
                                   ----------

                                   SPECIAL SITUATIONS TECHNOLOGY FUND, L.P.


                                   By: /s/ Austin Marxe
                                       -----------------------------------------
                                       Name:  Austin Marxe
                                       Title: Managing Director

                                   SCHEDULE A


------------------------------------------------------------------------------------------------------------------------
                                          Type(s) of                            Number of
                Seller                    Securities                            Shares of                    Price
                                                                                Securities
------------------------------------------------------------------------------------------------------------------------
GS Capital Partners II, L.P.            Common Stock                            1,955,591                 $ 391,118.20
------------------------------------------------------------------------------------------------------------------------
GS Capital Partners II Offshore, L.P.   Common Stock                              777,427                   155,485.40
------------------------------------------------------------------------------------------------------------------------
Goldman, Sachs & Co. Verwaltungs GmbH   Common Stock                               72,132                    14,426.40
------------------------------------------------------------------------------------------------------------------------
Bridge Street Fund 1996, L.P.           Common Stock                              278,594                    55,718.80
------------------------------------------------------------------------------------------------------------------------
Stone Street Fund 1996, L.P.            Common Stock                              188,932                    37,786.40
------------------------------------------------------------------------------------------------------------------------
Total:                                                                          3,272,676                 $ 654,535.20
------------------------------------------------------------------------------------------------------------------------

                                                                   EXHIBIT 99.14
                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

         THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

         IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.



GOLDMAN, SACHS & CO.

By: /s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Managing Director

                                                                   EXHIBIT 99.15

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

         THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

         IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.


THE GOLDMAN SACHS GROUP, INC.

By:  /s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Executive Vice President and General Counsel

                                                                   Exhibit 99.16

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

         THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

         IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 5, 2000.

GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP

By: Goldman, Sachs & Co. oHG
By: Goldman, Sachs & Co. Finanz GmbH

By:/s/ Andreas Kornlein
---------------------------------
Name:  Andreas Kornlein
Title: Executive Director


By:/s/ Sabine Mock
---------------------------------
Name:  Sabine Mock
Title: Executive Director

                                                                   Exhibit 99.17
                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. oHG, (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact) acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

         THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

         IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 21, 2003.


GOLDMAN, SACHS & CO. oHG

By:/s/ Andreas Kornlein                 By:/s/ Michael Bartsch
---------------------------------       ---------------------------------
Name:  Andreas Kornlein                 Name:  Michael Bartsch
Title: Managing Director                Title: Executive Director